Exhibit 99.1

AGM Group Holdings Inc. Announces Receipt of Nasdaq Notification Regarding Minimum Bid Requirements

Beijing, March 19, 2025 (GLOBE NEWSWIRE) -- AGM Group Holdings Inc. (“AGM Holdings” or the “Company”) (NASDAQ: AGMH), an integrated technology company specializing in the assembling and sales of high-performance hardware and computing equipment, announced that on March 13, 2025, the Company received a letter from the Listing Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying the Company that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2), because the closing bid price of the Company’s Class A ordinary shares was below the minimum of $1.00 per share for a period of 30 consecutive business days. This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The notification has no immediate effect on the listing of the Company’s Class A ordinary shares, which will continue to trade uninterrupted on Nasdaq under the ticker “AGMH”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until September 9, 2025 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s Class A ordinary shares is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance with the minimum bid price requirement by September 9, 2025, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional 180-calendar-day grace period if it meets the continued listing requirements for market value of publicly held shares and all other initial listing standards, with the exception of bid price requirement, of the Nasdaq Capital Market, and provides written notice to Nasdaq of its intention to cure the deficiency.

About AGM Group Holdings Inc.

AGM Group Holdings Inc. (NASDAQ: AGMH) is an integrated technology company specializing in the assembling and sales of high-performance hardware and computing equipment. With a mission to become a key participant and contributor in the global blockchain ecosystem, AGMH focuses on the research and development of blockchain-oriented Application-Specific Integrated Circuit (ASIC) chips, the assembling and sales of high-end crypto miners for Bitcoin and other cryptocurrencies. For more information, please visit www.agmprime.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

AGM Group Holdings Inc.

Email: ir@agmprime.com

Website: http://www.agmprime.com

Ascent Investor Relations LLC

Tina Xiao

President

Phone: +1-646-932-7242

Email: investors@ascent-ir.com